MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Sutcliffe Resources Ltd. ("Sutcliffe") 420, 625 Howe Street Vancouver, B.C. V6C 2T6

2.	Date of Material Change:

August 21, 2006

3.	News Release

A press release disclosing the details outlined in this Material Change Report was issued by Sutcliffe on August 21, 2006 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Sutcliffe is a "reporting issuer" in the normal course of its dissemination.

4.	Summary of Material Change:

On August 21, 2006, Sutcliffe learned that Chukot Gold ZAO was awarded two exploration properties in the Federal Subsoil Agency auction held August 17, 2006 in Anadyr, Russia. Sutcliffe holds the exclusive rights of Chukot Gold ZAO in these tenders.

5.

Full Description of Material Change:

On August 21, 2006, Sutcliffe Resources Ltd. has learned that Chukot Gold ZAO, a company incorporated under the laws of the Russian federation, has been awarded two exploration properties, the Elvenei and the Tumannoye, in the Federal Subsoil Agency auction held August 17, 2006, in Anadyr, Chukotka autonomous district. Sutcliffe holds the exclusive rights of Chukot Gold ZAO in these tenders, as stated in a news issued on January 12, 2006. The Chukotka autonomous district is the farthest northeast region of Russia, on the shores of the Bering Sea, directly across from the state of Alaska. The terms of the auction and mineral deposits are as follows:

The Elvenei deposit is located in central Chukotka, 110 kilometers from Bilibino, home of the Bilibino atomic power station (43 megawatts) and 540 kilometers from the largest Arctic seaport, Pevek.. The area of the Elvenei licence is 12 sqaure kilometers. The successful bid amount for the Elvenei deposit was 30.15 million Russian rubles ($1.2 million US). Suttcliffe will have a 20 year licence to exploit the deposit area.

The Tumannoye deposit is located in the northern part of the Chukotski peninsula and is serviced by road to the seaport of Egvekinot, and has power from the Egvekinot thermal power station (29.3 megawatts). The area of the Tumannoye licence is 19 square kilometers. The successful bid amount for the Tumannoye deposit was 28.15 million Russian rubles ($1.1 million US). Sutcliffe will have a 20 year licence to exploit the deposit area.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Sutcliffe who is knowledgeable of the material change and this report is:

Laurence Stephenson, President Telephone: (604) 608-0223 Facsimile: (604) 608-0344

9.	Date of Report: October 17, 2006

Copy to: TSX Venture Exchange